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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO


                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                   -----------
                            MEADWESTVACO CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                        MEADWESTVACO CORPORATION (ISSUER)
 (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   583334 10 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             WENDELL L. WILLKIE, II
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            MEADWESTVACO CORPORATION
                               ONE HIGH RIDGE PARK
                           STAMFORD, CONNECTICUT 06905
                            TELEPHONE: (203) 461-7400
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                             ELLIOTT V. STEIN, ESQ.
                         WACHTELL, LIPTON, ROSEN & Katz
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 403-1000
                                   -----------

                            CALCULATION OF FILING FEE


     TRANSACTION VALUATION*                      AMOUNT OF FILING FEE**
------------------------------------   -----------------------------------------
          $520,000,000                                $61,204
------------------------------------   -----------------------------------------

* Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 16,000,000 outstanding shares of common stock, par value $0.01 per share, are being purchased at the maximum possible tender offer price of $32.50 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid: $61,204          Filing Party: MeadWestvaco Corporation
 Form or Registration No.: Schedule TO    Date Filed: May 10, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 10, 2005 (the "Schedule TO") by MeadWestvaco Corporation, a Delaware corporation (the "Company"), relating to the offer by the Company to purchase up to 16,000,000 shares of its common stock, $0.01 par value per share, including the associated preferred stock purchase rights (together, the "Shares"), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price determined by the Company between $28.25 and $32.50 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2005, and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and
(a)(1)(B), respectively.

     The information in the Offer is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The information contained in Item 6 of the Schedule TO regarding the purposes of the transaction and the use of securities acquired in the transaction and plans is hereby amended by adding the following:

     The Company announced on May 13, 2005 the completion of the debt tender offer referred to in the Offer to Purchase pursuant to its plan to use between $900 million and $1.1 billion of the proceeds from the sale of its coated and carbonless papers business for the reduction of indebtedness.

ITEM 12. EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(I) Press release dated May 13, 2005.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           MEADWESTVACO CORPORATION



                           By:        /s/ Wendell L. Willkie, II
                               -------------------------------------------------
                               Name: Wendell L. Willkie, II
                               Title: Senior Vice President, General Counsel and Secretary



Dated: May 16, 2005

                                  EXHIBIT INDEX


(a)(5)(I) Press release dated May 13, 2005